EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

P.O Box 103, #115 - 10 Scotchman Rd, Lillooet B.C V0K 1V0 PH: 250-256-0425

May 1, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Silver & Gold Mines Ltd. and St’át’imc Eco-Resources Ltd. Announce Letter of Intent

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”)and St’át’imc Eco-Resources Ltd. (“SER”) are pleased to announce the signing of a non-binding Letter of Intent (“LOI”) to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is owned and operated by members of the St’át’imc.

Both parties recognize the potential for mutually beneficial collaboration to enhance business and social relations, and create employment and economic opportunities for the St’át’imc, and this LOI is considered a first step towards those goals. Discussions going forward will be to share information with the goal of developing collaborative, mutually agreeable solutions that take into consideration mutual economic or financial benefit, timing, risks, continuity, environmental stewardship, and cultural protection.

“We are excited to have reached a stage in our relationship with the St’át’imc Nation where discussions of this nature are able to proceed. Since acquiring the Bralorne project in 2014, we have prioritized the establishment of a strong, trust-based, mutually beneficial relationship with the St’át’imc, and feel that the signing of this LOI is a significant milestone in this regard. Through the establishment of this milestone, we see a tremendous opportunity for both parties to benefit economically, the communities around the mine to thrive once again, as well as the ability, through close communication, to present our mutual interests as a united front to the provincial ministries who issue our permits.”

- David Wolfin, President & CEO, Avino Silver & Gold Mines Ltd.

“St’át’imc Eco-Resources (SER) is pleased to have a Letter of Intent (LOI) signed with Avino Mines. SER views this as an important first step towards establishing an on-going working relationship with a proponent such as Avino Mines that operates within our territory. Over the past couple of years, Avino Mines has demonstrated a commitment to building a mutually beneficial relationship by hosting successful training programs for community members. SER looks forward to the next steps in participating economically in this important venture with Avino Mines.”

- Rodney Louie, General Manager, St’át’imc Eco-Resources Ltd.

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Desired Outcomes

The desired outcome of the LOI is to develop and maintain profitable businesses opportunities with the St’át’imc that will support the Bralorne mining operations, allow Avino to focus on activities directly related to mining, and allow St’át’imc communities to participate economically in the Bralorne mining operation through service and supply agreements, and create employment opportunities for St’át’imc members.

The LOI is intended to create a consensus, recognizing both parties shared desire for discussions to progress relating to the specific initiatives outlined below:

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Explore options with SER for ownership/operation or joint ownership/operation of a mining camp and or other housing solutions to provide room and board to Bralorne Mine workers, and other workers as may be required on a for profit basis for SER at competitive market rates.

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Explore the options with SER for ownership/operation or joint ownership/operation of an assay lab to support the Bralorne Mine and other business purposes, on a for profit basis for SER at competitive market rates.

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Explore opportunities to develop other independent contractor services or supply agreements between the St’át’imc and Avino for the purchase of required services and supplies for the Bralorne mining operation.

•	Explore opportunities to collaborate for the rejuvenation of the local Bralorne community.

•	Any other mutually beneficial opportunities that may come about as the result of ongoing discussions.

2017 Underground Mining Program Graduation Video

Click here or on the link below to view a video from the 2017 Underground Mining Training program graduation ceremony. The program was a collaborative undertaking between Avino, St’át’imc Government Services, North Island College, Sandvik and the provincial and federal governments.

https://vimeo.com/213378917

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

About St’át’imc Eco-Resources Ltd.

St’át’imc Eco-Resources Ltd. (SER) is the economic arm of the St’át’imc. SER has 9 of the 11 St’át’imc Communities as Shareholders, and was Incorporated in 2012. In the first years of operation, SER has managed several environmental monitoring projects within the region. SER is exploring sustainable economic opportunities, and is seeking and establishing partnerships that will provide economic benefits. Based on the SER strategic plan and Vision, opportunities for education and training, capacity building, procurement, and social investment are of paramount importance. Watch for the SER website to be launched in May, 2017. For further information, please contact: Rod Louie, General Manager at rlouie@statimcgs.org or phone (250)256-0425 Ext.240.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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